Cincinnati Bell, Inc.
221 East Fourth Street
Cincinnati, Ohio 45202

December 28, 2012

Larry Spirgel, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Cincinnati Bell Inc.
Form 10-K for fiscal year ended December 31, 2011
Filed February 28, 2012 and Documents Incorporated by Reference
File No. 001-08519

Dear Mr. Spirgel:
Cincinnati Bell Inc. (the “Company”) is hereby responding to your letter dated December 13, 2012 (the “Comment Letter”) regarding the Company's Form 10-K and Definitive Proxy Statement on Schedule 14A incorporated by reference therein (File No. 001-08519) (the “Proxy Statement”). This letter sets forth the Company's responses to the Comment Letter, relating to the Proxy Statement.
Set forth below in bold font are the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto.
Form 10-K for fiscal year ended December 31, 2011
Definitive Proxy Statement Incorporated by Reference
Compensation Discussion and Analysis, page 30
Long-term Incentives, page 39

1.
With respect to your Data Center Performance Compensation Plan, we note that the Compensation Committee will grant each performance unit award providing for a specified cash payment to each participating NEO in the event, inter alia, that the executive is continuously employed for a three year period after the grant date and that specified Adjusted EBITDA targets are met over such three year period. For the 2011-2013 performance periods, we note that in order for the performance unit grants to the NEOs to vest, certain Adjusted EBITDA performance measures must be met for the years 2011, 2012 and 2013. We note your disclosure that for 2011, the Adjusted EBITDA measure was met, and 50% of the granted performance units were vested. In future filings, please disclose the applicable Adjusted EBITDA performance target for the most recent fiscal year completed.
In future filings, the Company will disclose the applicable Adjusted EBITDA performance target for the most recent fiscal year completed in the applicable sections of such filings.

2.
Further, it appears these performance unit awards are not currently reported in your Summary Compensation Table. For example, we note your disclosure on page 41 of your definitive proxy statement filed on March 16, 2012, discussing the maximum grant of units that may be awarded to each NEO for the 2011-2013 and 2012-2014 performance periods. In addition, we note your disclosure that for each performance cycle, Adjusted EBITDA achieved must be at least 90% of the targeted goal in order to generate a potential threshold level of payment equal to 75% of the target award for each executive and 100% or higher in order to generate a potential payment of 100% of the target award. As noted in our prior comment 1, we note your disclosure that for 2011, the Adjusted EBITDA measure was met, and 50% of the granted performance units were vested. Therefore, it appears the amount of performance units that were vested in 2011 due to the achievement of the 2011 Adjusted EBITDA performance measure should be reported in the Summary Compensation Table for that fiscal year. In future filings, please revise your Summary Compensation Table appropriately. Refer to Instructions to Item 402(c)(2)(vii) of Regulation S-K.

The Company notes the Staff's comment and respectfully advises the Staff that, in the Proxy Statement, the Company used the term “vested” to refer to performance unit awards for which service requirements had been met for fiscal year 2011. The usage of such term was consistent with the provisions of the applicable award agreements. The awards, however, also remain subject to performance and transaction-related requirements described in the Proxy Statement, and therefore have not yet been earned. If the performance and transaction-based requirements are satisfied, and the awards are earned, the Company will, pursuant to Item 402(c) of Regulation S-K, include the appropriate amounts in the Summary Compensation Table for the applicable year. In response to the Staff's comment, in future filings the Company will clarify its usage of the term “vested” in reference to these awards.

Summary Compensation Table, page 47

3.
We note your annual cash incentive awards are payable to your named executive officers upon the achievement of annual financial performance goals established by your Compensation Committee and for individual performance. However, we note you report the annual incentive awards in the “Bonus” column of the table. It appears that you should report these awards in your Summary Compensation Table as non-equity incentive plan awards. Amounts disclosed under the bonus column should only be awards that were purely discretionary without correlation to satisfaction of specific performance measures. We note your disclosure on page 33 that the Compensation Committee did not grant any discretionary bonuses in 2011. If you disagree, please provide an analysis as to why you believe these amounts should be characterized as bonus awards rather than non-equity incentive plan awards. For further guidance, see Question 119.02 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

The Company notes the Staff's comment and respectfully advises the Staff that in fiscal year 2011, the Company took a conservative approach in reporting its short-term incentive compensation payments. Based on the guidance provided by Question 119.02 under the Commission's Compliance & Disclosure Interpretations for Regulation S-K, in future filings, the Company will report the entire amount of such short-

term incentive compensation payments in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.

4.
With respect to the 2011 Stock Awards reported in the table, it appears you reported the target number of performance share-based awards, rather than the grant-date fair value of the performance share-based stock awards, for Messrs. Freyberger, Wojtaszek and Wilson. For example, with respect to Mr. Freyberger, we note you report the target number of performance share-based awards as 77,500 in the Grants of Plan-Based Awards Table on page 49. Yet, you report the same 77,500 amount in the Stock Awards column to the Summary Compensation Table on page 47. The amount reported in the Stock Awards column to the Summary Compensation Table should be the grant-date fair value of the award. Refer to Item 402(c)(2)(v) of Regulation S-K. In future filings, please revise the table, and your footnote disclosure, accordingly.

In future filings, the Company will revise the Grants of Plan-Based Awards Table and related footnote disclosure in response to the Staff's comment and will also include the grant-date fair value of its share-based stock awards in the “Stock Awards” column of the Summary Compensation Table.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure are in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (513) 397-6351, or, in my absence, Kurt Freyberger at (513) 397-1055, with any questions or comments you may have regarding the Proxy Statement.

Very truly yours,

/s/ Christopher J. Wilson
Christopher J. Wilson
Vice President, General Counsel & Secretary